ENTERTAINMENT ARTS RESEARCH, INC.

CONSOLIDATED BALANCE SHEET

(UNAUDITED)

	December 31 2019	December 31 2018
Assets

Current Assets
Cash and cash equivalents	$-	$-
Accounts Receivable	-	-
Deposit	-	-
Total Current Assets	-	-

Intangible Assets-Goodwill-Technology License	509,000	509,000

Total Assets	509,000	509,000

Liabilities
Accrued Derivative	8,117	8,117
Accounts Payable	60,924	60,924
Notes Payable	283,300	283,300
Convertible Notes Payable-Net of Discount	10,369	10,369
Total Liabilities	362,710	362,710

Stockholders' Equity
Common Stock, 200,000,000 authorized 51,303,133 and 45,558,385 issued and outstanding @$.00001 respectively	512	452
Common Stock B, 50,000,000 authorized, 5,200,000 issued '@ $.00001	52	52
Preferred Stock A 200,000,000 authorized and 7,663,010 shares issued @ $.00001 par value, respectively	77	77
Preferred Stock B, 25,000,000 shares authorized, 2,237,900 shares @$.00001 respectively	22	22
Preferred Stock, D 25,000,000 shares authorized 17,000,000 shares issued @ $.00001 par value	170	170
Additional Paid in Capital	10,477,077	10,362,239
Retained Earnings (Deficit)	(10,331,620)	(10,216,725)
Total Stockholders' Equity	146,290	146,290

Total Liabilities and Stockholders' Equity	$509,000	$509,000

See accompanying notes to these financials.

ENTERTAINMENT ARTS RESEARCH, INC.

STATEMENT OF OPERATIONS

FOR YEARS ENDED DECEMBER 31, 2019 AND 2018

(UNAUDITED)

	December 31 2019	December 31 2018

Total Revenue	$-	$-

Expenses
Investor Relations	-	-
General and Administrative	114,895	69,619
Total operating expenses	(114,895)	69,619

Loss from operations	(114,895)	(69,619)
Loss (Gain) on Derivatives	-	-
Amortization of Deferred Costs	-	-

Profit (Loss)	$(114,895)	$(69,619)

See accompanying notes to these financials.

ENTERTAINMENT ARTS RESEARCH, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2019

	Common Stock		Common Stock B		Preferred Stock A		Preferred Stock B		Preferred Stock D
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity

Balance, December 31, 2016	15,845,320	158	5,200,000	52	7,663,010	77	2,237,900	22	15,000,000	150	8,067,912	(7,931,105)	137,266

Balance March 31,2018	45,279,910	452	5,200,000	52	7,663,010	77	2,237,900	22	17,000,000	170	10,292,623	(10,147,106)	146,290

Balance June 30, 2018	45,279,910	452	5,200,000	52	7,663,010	77	2,237,900	22	17,000,000	170	10,292,623	(10,147,106)	146,290

Common Stock issued	150,000	2	-	-	-	-	-	-	-	-	37,498	-	-
Net Loss	-	-	-	-	-	-	-	-	-	-	-	(37,500)	-

Balance September 30, 2018	45,429,910	454	5,200,000	52	7,663,010	77	2,237,900	22	17,000,000	170	10,330,121	(10,184,606)	146,290

Common Stock issued	128,475	1	-	-	-	-	-	-	-	-	32,118	-	-
Net Loss	-	-	-	-	-	-	-	-	-	-	-	(32,119)	-

Balance December 31, 2018	45,558,385	455	5,200,000	52	7,663,010	77	2,237,900	22	17,000,000	170	10,362,239	(10,216,725)	146,290

Balance March 31, 2019	45,558,385	455	5,200,000	52	7,663,010	77	2,237,900	22	17,000,000	170	10,362,239	(10,216,725)	146,290

Balance June 30, 2019	45,558,385	455	5,200,000	52	7,663,010	77	2,237,900	22	17,000,000	170	10,362,239	(10,216,725)	146,290

Balance September 30, 2019	45,558,385	455	5,200,000	52	7,663,010	77	2,237,900	22	17,000,000	170	10,362,239	(10,216,725)	146,290

Common Stock issued	5,744,748	57	-	-	-	-	-	-	-	-	114,838	-	-
Net Loss	-	-	-	-	-	-	-	-	-	-	-	(114,838)	-

Balance December 31, 2018	51,303,133	512	5,200,000	52	7,663,010	77	2,237,900	22	17,000,000	170	10,477,077	(10,331,620)	146,290

See accompanying notes to these financials.

ENTERTAINMENT ARTS RESEARCH, INC.

STATEMENT OF CASH FLOWS

FOR YEARS ENDED DECEMBER 31, 2019 AND DECEMBER 31, 2018

	December 31 2019	December 31 2018

Net income (Loss)	$(114,895)	$(69,619)

Stock issued
Derivative	-	-
Accounts Receivable	-	-
Accounts Payable and accrued expenses	-	-
Amortization of Note Discount
	(114,895)	(69,619)
Net cash provided by operating activities

Cash flow from Investing activities	-	-

Cash flow from Financing Activities	114,895	69,619
Proceeds from notes	-	-
Contributions	-	-
Reduction of Debt	-	-
Net cash provided by investing and financing activities	114,895	69,619

Net increase (decrease) in cash	-	-
Cash-beginning	-	-
Cash - ending	$-	$-

See accompanying notes to these financials.

ENTERTAINMENT ARTS RESEARCH, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Entertainment and Arts Research, Inc. (the “Company”) was incorporated under the laws of the state of Nevada on March 19, 1999 as a real estate rental corporation under the name Property Investors Ventures, Inc. On November 24, 2008 the company effectuated a reverse merger and changed its name to Entertainment and Arts Research, Inc. The Company creates, develops and publishes apps, video games, web content and interactive entertainment.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management further acknowledges that it is solely responsible for adopting sound accounting practices, establishing and maintaining a system of internal accounting control and preventing and detecting fraud. The Company's system of internal accounting control is designed to assure, among other items, that 1) recorded transactions are valid; 2) valid transactions are recorded; and 3) transactions are recorded in the proper period in a timely manner to produce financial statements which present fairly the financial condition, results of operations and cash flows of the Company for the respective periods being presented.

(A) Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and  revenues  and  expenses during the reported period. Actual results could differ from those estimates. Significant estimates include estimated useful lives and potential impairment of property and equipment, estimate of fair value of share based payments and derivative instruments and recorded debt discount, valuation of deferred tax assets and valuation of in-kind contribution of services and interest.

(B) Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents. At December 31, 2018 and December 31, 2019, the Company had no cash equivalents.

(C) Loss Per Share

In accordance with the accounting guidance now codified as FASB ASC Topic 260, “Earnings per Share” basic loss per share is computed by dividing net loss by weighted average number of shares of common stock outstanding during each period. Diluted loss per share is computed by dividing net loss by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during the period.

The computation of basic and diluted loss per share at December 31, 2019 excludes the common stock equivalents of the following potentially dilutive securities because their inclusion would be anti-dilutive:

December 31, 2019

Fully Diluted Shares	51,303,133
Total	51,303,133

(D) Business Segments

The Company operates in one segment and therefore segment information is not presented.

(E) Revenue Recognition

The Company follows paragraph 605-10-S99-1 of the FASB Accounting Standards Codification for revenue recognition. The Company will recognize revenue when it is realized or realizable and earned. The Company considers revenue realized  or  realizable  and  earned  when  all  of  the  following  criteria  are  met:  (i)  persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured. The Company specifically derives income from the following:

1.App and game design development, contract for services

2.Clients pay a fee for a feature app or downloading apps

3.Consulting services for consulting on designs

4.In the future clients will pay for products and services that help build brand identity For the nine months and three months ended December 31, 2018 there was no revenue.

(F) Fair Value of Financial Instruments

The Company applies the accounting guidance under Financial Accounting Standards Board (“FASB”) ASC 820-10, “Fair Value Measurements”, as well as certain related FASB staff positions. This guidance defines fair value as the price that would be received from m selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact business and considers assumptions that marketplace participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

The guidance also establishes a fair value hierarchy for measurements of fair value as follows:

•Level 1 - quoted market prices in active markets for identical assets or liabilities.

•Level 2 - inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•Level 3 - unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company's financial instruments consist of accounts payable, accrued expenses,  notes  payable, notes payable - related party, loan payable - related party, convertible notes payable, convertible notes payable - related party and deferred rent payable. The carrying amount of the Company's financial instruments approximates their fair value as of December 31, 2018 and December 31, 2019, due to the short-term nature of these instruments.

The Company accounts for its derivative liabilities, at fair value, on a recurring basis under level 3 (see Note 8).

(G) Embedded Conversion Features

The Company evaluates embedded conversion features within convertible debt under ASC 815 “Derivatives and Hedging” to determine whether the embedded conversion feature(s) should be bifurcated from the host instrument and accounted for as a derivative at fair value with changes in fair value recorded in earnings. If the conversion feature does not require derivative treatment under ASC 815, the instrument is evaluated under ASC 470-20 “Debt with Conversion and Other Options” for consideration of any beneficial conversion features.

(H) Derivative Financial Instruments

Fair value accounting requires bifurcation of embedded derivative instruments such as conversion features in convertible debt or equity instruments, and measurement of their fair value for accounting purposes. In determining the appropriate fair value, the Company uses the Black-Scholes option-pricing model. In assessing the convertible debt instruments, management determines if the convertible debt host instrument is conventional convertible debt and further if there is a beneficial conversion feature requiring measurement. If the instrument is not considered conventional convertible debt, the Company will continue its evaluation process of these instruments as derivative financial instruments.

Once determined, derivative liabilities are adjusted to reflect fair value at each reporting period end, with any increase or decrease in the fair value being recorded in results of operations as an adjustment to fair value of derivatives. In addition, the fair value of freestanding derivative instruments such as warrants, are also valued using the Black-Scholes option-pricing model.

(I) Beneficial Conversion Feature

For conventional convertible debt where the rate of conversion is below market value, the Company records a “beneficial conversion feature” (“BCF”) and related debt discount.

When the Company records a BCF, the relative fair value of the BCF is recorded as a debt discount against the face amount of the respective debt instrument (offset to additional paid in capital) and amortized to interest expense over the life of the debt.

(J) Debt Issue Costs and Debt Discount

The Company may record debt issue costs and/or debt discounts in connection with raising funds through the issuance of debt. These costs may be paid in the form of cash, or equity (such as warrants). These costs are amortized to interest expense over the life of the debt. If a conversion of the underlying debt occurs, a proportionate share of the unamortized amounts is immediately expensed.

(K) Stock-Based Compensation - Non Employees

Equity Instruments Issued to Parties Other Than Employees for Acquiring Goods or Services

The Company accounts for equity instruments issued to parties other than employees for acquiring goods or services under guidance of Sub-topic 505-50 of the FASB Accounting Standards Codification (“Sub- topic 505-50”).

Pursuant to ASC Section 505-50-30, all transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date used to determine the fair value of the equity instrument issued is the earlier of the date on which the performance is complete or the date on which it is probable that performance will occur. If the Company is a newly formed corporation or shares of the Company are thinly traded the use of share prices established in the Company’s most recent private placement memorandum (“PPM”), or weekly or monthly price observations would generally be more appropriate than the use of daily price observations as such shares could be artificially inflated due to a larger spread between the bid and asked quotes and lack of consistent trading in the market.

The fair value of share options and similar instruments is estimated on the date of grant using a Black- Scholes option-pricing valuation model. The ranges of assumptions for inputs are as follows:

•Expected term of share options and similar instruments: Pursuant to Paragraph 718-10-50-2(f)(2)(i) of the FASB Accounting Standards Codification the expected term of share options and similar instruments represents the period of time the options and similar instruments are expected to be outstanding taking into consideration of the contractual term of the instruments and holder’s expected exercise behavior into the fair value (or calculated value) of the instruments. The Company uses historical data to estimate holder’s expected exercise behavior. If the Company is a newly formed corporation or shares of the Company are thinly traded the contractual term of the share options and similar instruments is used as the expected term of share options and similar instruments as the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term.

•Expected volatility of the entity’s shares and the method used to estimate it. Pursuant to ASC Paragraph 718-10-50-2(f)(2)(ii) a thinly-traded or nonpublic entity that uses the calculated value method shall disclose the reasons why it is not practicable for the Company to estimate the expected volatility of its share price, the appropriate industry sector index that it has selected, the reasons for selecting that particular index, and how it has calculated historical volatility using that index. The Company uses the average historical volatility of the comparable companies over the expected contractual life of the share options or similar instruments as its expected volatility. If shares of a company are thinly traded the use of weekly or monthly price observations would generally be more appropriate than the use of daily price observations as the volatility calculation using daily observations for such shares could be artificially inflated due to a larger spread between the bid and asked quotes and lack of consistent trading in the market.

•Expected annual rate of quarterly dividends. An entity that uses a method that employs different dividend rates during the contractual term shall disclose the range of expected dividends used and the weighted-average expected dividends. The expected dividend yield is based on the Company’s current dividend yield as the best estimate of projected dividend yield for periods within theexpected term of the share options and similar instruments.

•Risk-free rate(s). An entity that uses a method that employs different risk-free rates shall disclose the range of risk-free rates used. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods within the expected term of the share options and similar instruments.

Pursuant to ASC paragraph 505-50-25-7, if fully vested, non-forfeitable equity instruments are issued at the date the grantor and grantee enter into an agreement for goods or services (no specific performance is required by the grantee to retain those equity instruments), then, because of the elimination of any obligation on the part of the counterparty to earn the equity instruments, a measurement date has been reached. A grantor shall recognize the equity instruments when they are issued (in most cases, when the agreement is entered into). Whether the corresponding cost is an immediate expense or a prepaid asset (or whether the debit should be characterized as contra-equity under the requirements of paragraph 505- 50- 45-1) depends on the specific facts and circumstances. Pursuant to ASC paragraph 505 -50-45-1, a grantor may conclude that an asset  (other than  a note or a receivable) has been received in return  for fully vested, non-forfeitable equity instruments that are issued at the date the grantor and grantee enter into an agreement for goods or services (and no specific performance is required by the grantee in order to retain those equity instruments). Such an asset shall not be displayed as contra-equity by the grantor of the equity instruments.

The transferability (or lack thereof) of the equity instruments shall not affect the balance sheet display of the asset. This guidance is limited to transactions in which equity instruments are transferred to other than employees in exchange for goods or services. Section 505-50-30 provides guidance on the determination of the measurement date for transactions that are within the scope of this Subtopic.

Pursuant to Paragraphs 505-50-25-8 and 505-50-25-9, an entity may grant fully vested, non-forfeitable equity instruments that are exercisable by the grantee only after a specified period of time if the terms of the agreement provide for earlier exercisability if the grantee achieves specified performance conditions. Any measured cost of the transaction shall be recognized in the same period(s) and in the same manner as if the entity had paid cash for the goods or services or used cash rebates as a sales discount instead of paying with, or using, the equity instruments. A recognized asset, expense, or sales discount shall not be reversed if a share option and similar instrument that the counterparty has the right to exercise expires unexercised.

Pursuant to ASC paragraph 505-50-30-S99-1, if the Company receives a right to receive future services in exchange for unvested, forfeitable equity instruments, those equity instruments are treated as unissued for accounting purposes until the future services are received (that is, the instruments are not considered issued until they vest). Consequently, there would be no recognition at the measurement date and no entry should be recorded.

(L) Recent Accounting Pronouncements

Newly issued accounting pronouncements but not yet effective have been deemed either immaterial or not applicable.

NOTE 3 - GOING CONCERN

As reflected in the accompanying financial statements, the Company has minimal operations, has negative working capital a stockholders’ deficit and limited revenue. This raises substantial doubt about its ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company’s ability to raise additional capital and implement its business plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Management believes that actions presently being taken to obtain additional funding and implement its strategic plans provide the opportunity for the Company to continue as a going concern.

NOTE 4 - RELATED PARTY TRANSACTIONS

Free office space

The Company has been provided office space by its Chief Executive Officer at no cost. The management determined that such cost is nominal and did not recognize the rent expense in its financial statements.

NOTE 5 - NOTE PAYABLE AND CONVERTIBLE NOTE PAYABLE

At September 30, 2017 the Company is obligated to an unrelated third party for $48,000 without interest payable on demand.

On July 10, 2015 the Company acquired Go loyal Inc. agreed to pay the balance owed in the form of a note for $275,000 payable in 12 monthly installments of $22,916.67 commencing in August of 2015. Thru September 30, 2017 the Company paid $39,700 leaving a balance of $235,300 The Company is in default of its obligation.

At September 30, 2017 the note payable shown on the balance sheet of $283,300 is comprised of $48,000 plus $235,300 discussed above.

Also at September 30, 2017 the Company is obligated on one remaining convertible note which began on August 14, 2015.The note is payable in one year and are convertible at a 40% discount, from the lowest trading price for the last 20 days before conversion. The liability remaining is $10,369. The debt discount has been fully amortized.

The Company calculated a derivative liability using the black shoes module using a volatility rate of 198% and a risk free interest rate of .017% which resulted in a liability of $8,117.

NOTE 6 - INTANGIBLE ASSET-LICENSE TECHNOLOGY AND GOODWILL

The Company in November 2012 acquired technology related to the “Daily App Dream” for a total price of $62,000, payable over 12 months @ $3,500 per month plus a one-time payment of $6,500 and $13,500 worth of the Company’s stock. The Company has evaluated the asset of $62,000 for future cash flows and determined that there should not be any impairment on this asset.

On July 10, 2015 the Company acquired Go Loyal, Inc. for a note of $275,000, cash of $75,000 and 500,000 shares of preferred a stock valued at market on July 10, 2015, at.16 per share or $80,000 for a total of $430,000. The Company assumed the cash balance in go loyal of $13,000 and thus the value was $417,000. The Company has evaluated the asset and determined that there should not be any impairment at this time.

In September of 2017 the Company issued stock valued at $30,000 for 100% control of Stencyl Exams, LLC. The Company has determined that there should not be any impairment at this time.

NOTE 7 - STOCKHOLDERS’ EQUITY

Issuance of common stock

For the year ending 2019 the Company had 51,303,133 and 45,558,385 shares issued and outstanding.

Common Stock B

The Company has 50,000,000 authorized shares of Common Stock B, convertible on a 1 to 1 basis with Common Stock. At December 31, 2018 the total of 5, 200,000 shares are issued and outstanding of which the CEO retains 2,700,000 shares.

Preferred Stock

The Company has authorized 200,000,000 of preferred stock A and 25,000,000 shares each of preferred stock B, and D with a par value of .00001. At December 31, 2019, the total of 7,663,010 shares of preferred A were outstanding, 2,237,900 of B, and 17,000,000 of D. All classes of preferred are convertible on a 1 to 1 basis to common.

NOTE 8 - SUBSEQUENT EVENTS

The Company has evaluated all events that occurred after the balance sheet date through the date when the financial statements were issued to determine if they must be reported. The Management of the Company determined that there were no subsequent events to be disclosed.